SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to §240.13d-1(a) and Amendments Thereto Filed Pursuant to

§240.13d-2(a)

(Amendment No.     )*

Chase Corporation

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of class of securities)

16150R104

(CUSIP Number)

Eugene W. McDermott, Jr.

Edwards Angell Palmer & Dodge, LLP

2800 Financial Plaza
Providence, RI 02903

(401) 276-6471

(Name, Address, and Telephone Number of person

authorized to receive notices and communications)

February 14, 2008

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d—1(e), 240.13d—1(f) or 240.13d—1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16150R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter R. Chase

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 994,050

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 967,088

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,050

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock, $.10 par value per share, of Chase Corporation (the “Company”).  The Company’s principal executive offices are located at 26 Summer Street, Bridgewater, Massachusetts, 02324.

Item 2.  Identity and Background.

The person filing this statement is Peter R. Chase, who has a business address at 26 Summer Street, Bridgewater, Massachusetts, 02324.  Mr. Chase is the Chairman and Chief Executive Officer of the Company.

Mr. Chase has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Chase is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Chase has been the Chief Executive Officer of the Company since September 1993, the President of the Company between April 1992 and December 2007, a member of the Board of Directors of the Company since 1993 and its Chairman since February 2007.  He served as the Chief Operating Officer of the Company from September 1988 through 1993.

Mr. Chase’s stock ownership in the Company has been accumulated over time through equity grants made under the Company’s  equity incentive plans as in effect from time to time.  These grants have been made in the form of stock awards, including restricted stock awards, and option grants, with vesting provisions determined by the Company’s Compensation and Management Development Committee.  Mr. Chase has paid the exercise price of options exercised with personal funds or through cashless exercise provisions as permitted under the terms of the applicable option agreements.  The terms of the Company’s 2005 Incentive Plan are described in the Company’s periodic reports filed with the Securities and Exchange Commission, and in particular in the definitive proxy statement filed with the Securities and Exchange Commission on December 21, 2005 and the current report on Form 8-K filed on February 9, 2006.  Grants prior to adoption of the 2005 Incentive Plan were made under the Company’s 2001 Senior Management Stock Plan, its 1995 Stock Option Plan, and other predecessor plans.  Award determinations are made by the Compensation and Management Development Committee of the Company’s Board of Directors under the terms of incentive plans and programs designed by such committee from time to time and approved by the full Board.

Item 4.  Purpose of Transaction.

Mr. Chase plans to hold the securities reported herein for investment purposes.  Without limitation of his fiduciary duties in his capacity as a director and officer of the Company that may arise from time to time, Mr. Chase does not, in his capacity as shareholder and except as described herein, have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  Mr. Chase reserves his right to acquire additional shares of common stock or to dispose of shares of common stock in accordance with applicable law.

Item 5.  Interest in Securities of the Issuer.

(a)           Mr. Chase beneficially owns 994,050 shares of the Company’s common stock, which represents approximately 12.0% of the 8,217,259 shares of the Company’s common stock outstanding as of December 31, 2007.  Of the total shares beneficially owned, 26,962 represent shares of restricted stock that are subject to forfeiture under both performance and time-based vesting provisions, but which Mr. Chase has the power to vote prior to such vesting.  These amounts do not include 249,580 restricted stock units granted to

Mr. Chase under the Company’s 2005 Incentive Plan which are currently subject to time-based vesting provisions, because Mr. Chase has neither the power to vote nor the power to dispose or direct the disposition of these restricted stock units until and unless the restrictions lapse.

(b)           Of the total beneficial shares owned, Mr. Chase has sole voting control over 994,050 shares, and sole dispositive control over 967,088 shares.

(c)           On December 18, 2007, Mr. Chase sold 25,000 shares of the Company’s common stock for $22.02 per share pursuant to a trading plan that was adopted on August 21, 2007 complying with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  On December 27, 2007, Mr. Chase disposed of 750 shares of the Company’s common stock as a bona fide gift.  Mr. Chase disposed of (i) 2,500 shares of the Company’s common stock on January 23, 2008 for $25.03 per share, (ii) 2,500 shares of the Company’s common stock on January 24, 2008 for $26.00 per share, (iii) 2,500 shares of the Company’s common stock on January 24, 2008 for $27.00 per share, and (iv) 2,500 shares of the Company’s common stock on January 25, 2008 for $28.50 per share. These shares were sold pursuant to a trading plan that was adopted by Mr. Chase on January 22, 2008 complying with the requirements of Rule 10b5-1 under the Exchange Act.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted under Item 5 above, Mr. Chase has implemented a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act pursuant to which sales may be made from time to time according to the pre-established instructions therein.

Mr. Chase and the Company executed a Stock Agreement dated September 7, 1995, later amended and restated as of August 31, 2004, with respect to an aggregate of 500,000 shares (as adjusted to reflect a subsequent stock split) of restricted stock and stock underlying stock options granted to him in tranches during 1995 and 1996.  Such awards have since vested.  Under the amended and restated agreement, Mr. Chase has agreed not to sell, assign, transfer or exchange any of such shares without giving the Company a right of first refusal to purchase the same shares on the same terms, except that the right of first refusal would not apply within the first 60 days after vesting of the applicable award.  A copy of the Amended and Restated Stock Agreement was filed as Exhibit 10 to the Company’s current report on Form 8-K filed on September 2, 2004.

Except as described above, Mr. Chase does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Company, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Amended and Restated Stock Agreement dated as of August 31, 2004 (filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed September 2, 2004 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2008

/s/ Peter R. Chase
Peter R. Chase